Orbital Corporation Limited – Half Year Report

ABN 32 009 344 058

APPENDIX 4D

Half year ended 31 December 2007

Results for announcement to the market

		A$'000%			A$'000

Total revenue	Down	418	5.09%	to	7,791

Net loss for period	Down	40	N/A	to	(389)

Loss attributable to equity holders	Down	40	N/A	to	(389)

There is no proposal to pay dividends for the six months ended 31 December 2007.

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

31 DECEMBER 2007

HALF-YEAR FINANCIAL REPORT

DIRECTORS’ REPORT	Orbital Corporation Limited

Your Directors submit their report for the half year ended 31 December 2007.

DIRECTORS

The names of the company’s directors in office during the half year and until the date of this report are set out below. Directors were in office for this entire period unless otherwise stated.

Name

Period of Directorship

William Peter Day

Non Executive Director and Chairman, appointed 22 August 2007.

Donald Woolgar John Bourke

Non Executive Director and Chairman, from 1 July 2007 to 13 August 2007.

Rodney Alexander Houston

Appointed as a Director on 23 August 2005 and appointed Managing Director and Chief Executive Officer 30 September 2005.

John Richard Marshall

Non Executive Director since 1995.

John Grahame Young

Non Executive Director since 1985.  Chairman of the Audit Committee.

REVIEW AND RESULTS OF OPERATIONS

Orbital reported a reduced net loss after tax for the half year of $389,000, compared with a loss of $429,000 for the previous corresponding half, which was in line with the earnings guidance provided to the market in January.

The bottom line result was struck on total revenue for the period of $7.79 million which compares with the record $8.21 million generated for the previous corresponding period. Revenue would have been marginally higher than last year’s record but for the stronger Australian dollar.

Royalty and licence income of $1.03 million for the first half was in line with the previous corresponding period (2006: $1.06 million) with increased royalty volumes offset by the stronger Australian dollar.

Orbital’s share of profits from Synerject LLC – its 50:50 international manufacturing joint venture with Siemens-VDO Automotive – was $430,000, compared with $833,000 for the previous corresponding period. This reflected slightly reduced revenue of US$34.4 million (2006: US$35.7 million) due to the slow down in the recreational marine market in North America. This was partially offset by increased revenue across a range of other customers in Europe and Asia. The Synerject equity accounted result included an increase in net start up costs with respect to the China operation.

Notwithstanding the increased costs in China, the Synerject business generated cash from operations during the December half year of US$0.3 million (or US$1.3 million before working capital movements).

Total expenses decreased by $0.47 million to $8.37 million (2006: $8.84 million), although expenses during the previous corresponding period included a one-off $582,000 expense to settle a dispute with Coles Myer Limited regarding Research & Development syndication arrangements.

Orbital’s net cash outflow from operating activities was $2.66 million for the half year. This primarily reflected an increase in working capital, in particular an increase in receivables and a decrease in revenue received in advance totalling $3.12 million. Operating cash inflow before working capital movements was $0.46 million (2006: $(0.20) million outflow).  In September 2007, Orbital received a payment of US$840,000, being the first dividend from the Synerject manufacturing Joint Venture.

Orbital remains in a sound financial position, with cash and cash equivalents of $9.39 million as at 31 December 2007 (2006: $11.29 million) and cash reserves of $10.50 million at the end of January. Net assets at 31 December 2007 were $15.89 million (2006: $16.40 million). Orbital’s balance sheet provides capacity to fund growth opportunities as they arise and available funds to take up the Synerject investment option later this year if appropriate.

Detailed comments on Orbital’s three revenue streams are as follows:

1

DIRECTORS’ REPORT	Orbital Corporation Limited

Synerject

Synerject paid its first dividend to the JV parent companies of US$840,000 each.

The Synerject business continued to perform well during the half year despite generally tough market conditions in North America for the marine market due to the slowing US economy. Overall operating profits were in line with the previous year, without taking into account the new M3 electronic control unit development costs.

The Delavan acquisition continues to deliver good returns in the face of lower overall revenue and volumes, mainly due to efficiency improvements implemented in this plant throughout last year.

New products in the snowmobile market incorporating the E-TEC components from Delavan have been launched by Bombardier Recreational Products (BRP) in January 2008, which gives improved confidence for future sales growth from this operation.

The establishment of the new Synerject manufacturing facility in Changchun in China has progressed, with the first shipment of production control units now underway to customers in Taiwan. The introduction of Euro 3 emissions for new motorcycles in China has been triggered in January, which represents an important driver for the future introduction of engine management systems in the motorcycle market for the medium to long term. In the near term, Synerject is focussing on the more mature markets in Taiwan, Europe and USA where demand for engine management systems is continuing to ramp up.

Synerject generated positive operating cash flow during the half year of US$0.3 million, after the increased start-up costs at the China manufacturing facility.

Engineering Services

Sales revenue and earnings contribution for the half year from Orbital’s Engineering Services division, when adjusted for the strengthening Australian dollar, were similar to 2006, which was a record half year for engineering services revenue. Engineering costs were similar to 2006, with overheads reduced year-on-year despite the increased pressure on salary and wage levels in the Australian market.

Order intake improved significantly during the 1st quarter and Engineering Services revenue increased during the 2nd quarter, with the Engineering Services order book standing at almost $7 million at the end of January.

Some examples of the more recent programs within the Engineering Services division include:

-

the design and development of a new family of “clean” general purpose engines (including lawnmowers and generators) to be manufactured in China for the US market;

-

a long term contract with the Roads and Traffic authority of NSW to complete the second National In-Service Emissions Study (NISE2);

-

continuing contract work to assist in the development of a dual fuel (CNG/Diesel) engine management system (EMS) suitable for the Australian heavy duty truck fleet; and

-

an engineering support program for the development of an Orbital DI snowmobile application.

A new initiative to commercialise Orbital’s recent R&D was launched at the Company’s Annual General Meeting in October 2007 with the new brand “FlexDI”.

FlexDI is a unique system offering the widest range of solutions possible in one combustion system. One engine designed to use FlexDI can use various fuel types without the need for additional costly base engine design and development.

The new FlexDI product has been targeted at some of Orbital’s existing customer base in China and India with very positive feedback. This new product and brand further enhances Orbital’s reputation as a leading edge development group for alternative and gaseous fuels, which the Company views as an important expanding market opportunity for both its services and technology.

2

DIRECTORS’ REPORT	Orbital Corporation Limited

Royalties and Licences

The overall number of Orbital DI engines earning royalties increased during the half year to 31 December compared with the previous corresponding period, with a strong performance in particular from the Mercury Optimax engine range, with volumes increasing by 10% year-on-year.

The total number of engines which have been produced using Orbital DI has now reached in excess of 550,000, with cumulative total CO2 savings over the lifetime of these engines now in excess of 1.6 million tonnes.

Although royalty-bearing engine numbers increased during the half year, the overall revenue for licences and royalties was in line with the previous year due mainly to the impact of the stronger Australian dollar.

The Orbital DI marine market remained strong despite an overall softer market due to the slowing US economy.  More recently, Mercury Optimax has been awarded the JD Power award for the highest customer satisfaction in the Direct Injected outboard category for the 3rd consecutive year.

Bajaj in India launched the first gasoline-powered DI autorickshaw in May 2007, and in December followed up with a widespread marketing campaign to raise awareness of the new product through their dealer network. Initial launch volumes have been maintained at relatively low levels by Bajaj until the dealers and customers become familiar with the product. We would expect a gradual increase in volumes throughout this year now that Bajaj has clarified its roll-out plans for this DI product across certain cities in India.

Orbital announced in September 2007 that Polaris would be the first production customer for the Orbital DI 4-stroke technology. This multi-fuel, all-terrain vehicle represents a key milestone for the wider introduction of Orbital DI technology to other 4-stroke engine markets.

Other key milestones during the half year included:

-

the Kymco KDI X-Mode 100 motorcycle utilising Orbital DI received the Taiwan Environmental Protection Agency (EPA) award as the best overall motorcycle in their green motorcycle ranking; and

-

approval announced in September 2007 for Envirofit to commence production of their retrofit kit incorporating Orbital DI for the 3-wheeler taxi fleets in the Philippines.

Outlook

Orbital has a seasonal business with a traditional improvement in financial results generally seen in the 2nd half as marine and motorcycle customers build product for sale in the northern hemisphere summer. These seasonal factors are reflected both in Synerject’s manufacturing operations and the Company’s royalty revenue.

A similar pattern is being seen during the current financial year, with the Company expecting to generate a profit in the second half and a profit for the 2008 financial year as a whole.

The engineering order book at 31 January 2008 stands close to $7 million, which provides confidence that the Engineering Services business segment will continue to make a contribution to earnings. New product launches in India and China are not expected to generate profits until next financial year but this investment will provide the Synerject business with a solid foundation for participating in these high-growth markets as motorcycles are progressively converted to engine management systems in Asia over the next five years.

Orbital continues to position itself as a key provider of innovative solutions for a cleaner world, as evidenced by the growing range of new products incorporating Orbital technology which are scheduled to be rolled out over the coming two years.

FlexDI and the associated engineering skills will be a cornerstone of the Company’s marketing campaign in the coming months as the Group continues to work towards enhancing its current revenue streams.

The Company’s cash position will also enable Orbital to continue to investigate other business opportunities for growth through alliances, acquisitions or joint ventures.

3

DIRECTORS’ REPORT	Orbital Corporation Limited

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the half year ended 31 December 2007.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless otherwise stated) under the option available to the Company under ASIC Class Order 98/0100.  The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors

WP Day

Chairman

Perth, 19 February 2008

4

Auditor's Independence Declaration to the Directors of Orbital Corporation Limited

In relation to our review of the financial report of Orbital Corporation Limited for the half year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G Lotter

Partner

Perth

19 February 2008

GL;HG;ORBITAL;007

Income Statement	Orbital Corporation Limited

		Consolidated
For the half year ended 31 December 2007	NOTE	2007	2006
		$'000	$'000

Engineering services income		6,632	6,965
Royalty and licence income		1,027	1,057
Revenue		7,659	8,022
Other income	3	132	187

Total revenue		7,791	8,209

Personnel expenses		(5,089)	(4,968)
Depreciation and amortization		(604)	(493)
Engineering consumables and contractors		(609)	(866)
Travel and accommodation		(438)	(460)
Communication and computing		(334)	(346)
Patent costs		(182)	(203)
Insurance costs		(196)	(221)
Audit, compliance and listing costs		(366)	(298)
Settlement of legal dispute		-	(582)
Other expenses	3	(553)	(406)

Total expenses		(8,371)	(8,843)

Operating result before Synerject		(580)	(634)

Share of profit of associate	4	430	833

Results from operating activities		(150)	199

Financial income		324	84
Financial expense	5	(461)	(426)

Net financing costs		(137)	(342)

Loss before income tax		(287)	(143)

Income tax expense	6	(102)	(286)

Net loss for the period		(389)	(429)

Basic loss per share (in cents)		(0.08)	(0.10)
Diluted loss per share (in cents)		(0.08)	(0.10)

GL;HG;ORBITAL;007

Statement of Changes in Equity	Orbital Corporation Limited

	Share Capital	Share Based Payments Reserve	Foreign Currency Translation Reserve	Hedge Reserve	Retained Earnings	Total
Consolidated	$'000	$’000	$'000	$'000	$'000	$'000

Balance at 1 July 2006	216,837	200	38	-	(209,332)	7,743

Issue of ordinary shares - placement	3,790	-	-	-	-	3,790
Issue of ordinary shares - share purchase plan	5,002	-	-	-	-	5,002
Equity-settled transactions - employee shares	73	108	-	-	-	181
Currency translation differences	-	-	(770)	-	-	(770)
Amounts recognised directly in equity	8,865	108	(770)	-	-	8,203

Net loss for the period	-		-	-	(429)	(429)
					.
Balance at 31 December 2006	225,702	308	(732)	-	(209,761)	15,517

Balance at 1 July 2007	225,702	392	(1,654)	(37)	(208,001)	16,402
Equity-settled transactions - employee shares	232	(38)	-	-	-	194
Currency translation differences	-	-	(271)	-	-	(271)
Cash flow hedges	-	-	-	(45)	-	(45)
Amounts recognised directly in equity	232	(38)	(271)	(45)	-	(122)

Net loss for the period	-	-	-	-	(389)	(389)
					.
Balance at 31 December 2007	225,934	354	(1,925)	(82)	(208,390)	15,891

GL;HG;ORBITAL;007

Balance Sheet	Orbital Corporation Limited

		Consolidated
As at 31 December 2007	NOTE	31 Dec 2007	30 June 2007
		$'000	$'000
Current assets
Cash and cash equivalents	7	9,393	11,287
Trade and other receivables		6,441	4,544
Inventories		-	6
Total current assets		15,834	15,837

Non-current assets
Investment in associate	4	12,154	12,937
Property, plant and equipment		5,696	6,107
Deferred taxation asset	6	5,872	6,082
Total non-current assets		23,722	25,126

Total assets		39,556	40,963

Current liabilities
Trade and other payables		2,989	4,177
Non-Interest bearing liabilities	8	4,442	-
Employee benefits		1,205	1,190
Total current liabilities		8,636	5,367

Non-current liabilities
Non-Interest bearing liabilities	8	13,807	17,958
Employee benefits		1,222	1,236
Total non-current liabilities		15,029	19,194

Total liabilities		23,665	24,561

Net assets		15,891	16,402

Equity
Share capital		225,934	225,560
Reserves		(1,653)	(1,691)
Accumulated losses		(208,390)	(207,467)

Total equity		15,891	16,402

GL;HG;ORBITAL;007

Statement of Cash Flows	Orbital Corporation Limited

		Consolidated
		31 Dec	31 Dec
For the half year ended 31 December 2007		2007	2006
	NOTE	$'000	$'000

Cash flows provided by/(used in) operating activities
Cash receipts from customers		5,257	8,089
Cash paid to suppliers and employees		(8,194)	(8,048)
Cash used by operations		(2,937)	41
Finance income		324	84
Income tax paid		(42)	(86)

Net cash provided by/(used in) operating activities	10	(2,655)	39

Cash flows provided by/(used in) investing activities
Synerject dividend received		958	-
Acquisition of property, plant and equipment		(196)	(106)

Net cash provided by/(used in) investing activities		762	(106)

Cash flows provided by financing activities
Proceeds from the issue of share capital		-	9,204
Payment of transaction costs		-	(412)

Net cash provided by financing activities		-	8,792

Net increase/(decrease) in cash and cash equivalents		(1,893)	8,725

Cash and cash equivalents at beginning of period		11,287	3,325
Net foreign exchange differences		(1)	(2)

Cash and cash equivalents at end of period		9,393	12,048

GL;HG;ORBITAL;007

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2007

1.

BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

This general purpose condensed financial report for the half year ended 31 December 2007 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 30 June 2007 and considered together with any public announcements made by Orbital Corporation Limited during the half year ended 31 December 2007 in accordance with the continuous disclosure obligations of the ASX listing rules.

Apart from the changes in accounting policy noted below, the accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.

Changes in Accounting Policy

Since 1 July 2007 the Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2007.  Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

•

AASB 7 Financial Instruments: Disclosure

•

AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1038)

•

AASB 2007-1 Amendments to Australian Accounting Standards (AASB 2)

•

AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments (AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038)

•

AASB 2007-7 Amendments to Australian Accounting Standards (AASB 1, 2, 4, 5, 107, 128)

•

Interpretation 8 Scope of AASB 2 Share-based Payment

•

Interpretation 10 Interim Financial Reporting and Impairment

•

Interpretation 11 AASB 2 Group and Treasury Transactions

GL;HG;ORBITAL;007

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2007

2.

SEGMENT INFORMATION

The primary reporting format for the group is business segments.

Business segment

The following table presents revenue and profit information for business segments for the half years ended 31 December 2007 and 31 December 2006.

	Engineering services		Royalties and Licences		Consolidated
	2007	2006	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000

Segment Revenue	6,632	6,965	1,027	1,057	7,659	8,022
Unallocated other income					132	187

Total Revenue					7,791	8,209

Segment Result	1,840	2,016	235	393	2,075	2,409
Settlement of legal dispute					-	(582)
Unallocated expenses (net)					(2,655)	(2,461)

Operating result before Synerject					(580)	(634)

Share of profit of associate					430	833

Results from operating activities					(150)	199

Financial income					324	84
Financial expense					(461)	(426)

Income tax					(102)	(286)

Net loss for the period					(389)	(429)

		31 Dec	31 Dec
		2007	2006
		$'000	$'000
3.	INCOME AND EXPENSES

(a)	Other Income
	Automotive Competitiveness and Investment Scheme credits	98	102
	System warranty credits	-	58
	Other	34	27
		132	187

(b)	Other Expenses
	Occupancy costs	214	235
	Consultants	132	56
	Administration costs	134	79
	Marketing costs	33	-
	Investor relations	20	42
	Other	20	(6)
		553	406

GL;HG;ORBITAL;007

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2007

4.

INTEREST IN SYNERJECT LLC

As at 31 December 2007, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (a subsidiary of Continental Corporation) (30 June 2007: 50%; 31 December 2006: 50%).  The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

		31 Dec	31 Dec
		2007	2006
		$'000	$'000
4.1	Results of associate
	Share of associate’s loss before income tax	(329)	(389)
	Share of income tax benefit	184	156
		(145)	(233)
	Adjustments:
	- dissimilar accounting treatment with respect to development expenditure	441	920
	- dissimilar accounting treatment with respect to amortisation of intangibles	134	146
	Share of associate’s net profit accounted for using the equity method	430	833

		31 Dec	30 June
		2007	2007
		$’000	$’000
4.2	Reconciliation of investment in associate
	Balance at the beginning of reporting period	12,937	6,321
	Fair value of additional investment to maintain 50% interest	-	4,656
	Share of associates profit	430	3,157
	Foreign exchange translation differences	(210)	(1,160)
	Share of cash flow hedge	(45)	(37)
	Dividends received	(958)	-
	Balance at the end of reporting period	12,154	12,937

4.3	Summary financial information of Synerject LLC
		Revenues (100%) $’000	Loss (100%) $’000	Total Assets (100%) $’000	Total Liabilities (100%) $’000	Net Assets (100%) $’000	Value of Investment in Associate $’000
	31 Dec 2007	39,250	(298)	36,338	20,497	15,841	12,154
	31 Dec 2006	46,187	(323)	38,009	23,151	14,858	11,471

GL;HG;ORBITAL;007

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2007

4.4

Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003.  In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006.  As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business.  The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, will be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject LLC (“the recalculation”). The settlement of the arrangement has been deferred until 30 June 2008. The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation.  The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC.  The exercise date of these options was originally 30 June 2006 but has been extended by two years to 30 June 2008.

The assessment of the contributed business performance will not be tabled until 30 June 2008 however the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens, that Siemens will become entitled to the full 10% under the recalculation provisions.  To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a liability representing the present value of US$4 million has been recognised.

		31 Dec	31 Dec
		2007	2006
		$'000	$'000
5.	FINANCE COSTS

	Non-cash interest expense WA Government Loan (a)	344	327
	Non-cash interest expense on deferred settlement pertaining to investment in Synerject LLC (b)	103	56
	Net foreign exchange losses	14	43
		461	426

	(a)

As at 1 July 2005, the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

	(b)

In accordance with note 4.4, the additional consideration payable to Siemens to maintain Orbital's 50% interest in Synerject LLC of US$4 million, has been deferred from 28 September 2006 to 30 June 2008.  The liability which has been recognised at its fair value (28 September 2006: US$3.692 million) and subsequently stated at amortised cost (31 December 2007: US$3.910 million) with any difference between the fair value and the future payment value (31 December 2007: US$0.089 million) being recognised in the income statement over the period of the settlement deferral.

GL;HG;ORBITAL;007

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2007

		31 Dec	31 Dec
		2007	2006
		$'000	$'000
6.	TAXATION

6.1	Current tax expense
	Withholding tax	61	160
	United States of America Federal and State taxes	41	126
		102	286

No income tax is payable by the consolidated entity in Australia due to the existence of substantial losses available to offset future assessable income.  Due to losses in the six months to 31 December 2007, none of these losses have been recouped and it is inappropriate to recognise a future income tax benefit for Australian losses until the consolidated entity is confident of earning sufficient future assessable income to enable recoupment.

Certain State and Federal Income Taxes are payable on portions of the profits generated by Synerject LLC from its various operating locations in the United States of America (“USA”).  Synerject LLC is a pass-through enterprise for taxations purposes and as such the consolidated entity is assessed for various State income taxes (Michigan and Wisconsin) and Federal Income Taxes (Alternative Minimum Tax).  The amount of income tax paid in the USA is reduced through the utilisation of carried forward tax losses at both a State level, (Virginia: Newport News operations), and at the Federal level. A deferred tax asset has been recognised for the probable future benefit arising from the utilisation of these carried forward tax losses.

		31 Dec	30 June
		2007	2007
6.2	Deferred tax asset	$'000	$'000
	Total benefits at current income tax rates in the USA from prior losses able to be recouped from future assessible income from Synerject revenues:

	Balance at beginning of reporting period	6,082	6,445
	Income tax benefit reflecting increase in available losses during the period	-	456
	Effect of change in exchange rates on opening balance	(210)	(819)

	Balance at end of reporting period	5,872	6,082

7.	CASH AND CASH EQUIVALENTS

	Cash at bank	548	290
	Cash at bank - US dollars	1,624	268
	Cash at bank - European currency units	51	49
	At call deposits - financial institutions	290	877
	Bank bills	6,880	9,803
		9,393	11,287

GL;HG;ORBITAL;007

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2007

		31 Dec	30 June
		2007	2007
		$'000	$'000
8.	NON-INTEREST BEARING LIABILITIES

	Current
	Present value of additional investment (Note 5(b))	4,442	-
		4,442	-
	Non-current
	Loans and advances - secured (Note 5(a))	13,807	13,463
	Present value of additional investment (Note 5(b))	-	4,495
		13,807	17,958

9.	NET TANGIBLE ASSETS PER SHARE

	Net tangible assets per share (cents)	3.35	3.47

			31 Dec	31 Dec
			2007	2006
		NOTE	$'000	$'000
10.	NOTES TO THE STATEMENT OF CASH FLOWS

	Reconciliation of cash flows from operating activities
	Loss after income tax		(389)	(429)

	Add/(less) items classified as investing activities:
	Loss on sale of property, plant and equipment		4	-

	Add/(less) non cash items:
	Depreciation		604	493
	Provision for doubtful debts		8	(11)
	Amounts set aside for warranty and other provisions		12	(27)
	Share of net loss of associate		(430)	(833)
	Amortisation of non-interest bearing loans		447	383
	Employee compensation expense		194	181
	Net foreign exchange losses	7	14	43

	Net cash provided by/(used in) operating activities before changes in assets and liabilities		464	(200)

	Changes in assets and liabilities during the period:
	Increase in receivables		(1,920)	(563)
	Decrease in inventories		6	-
	(Decrease)/increase in payables		(1,206)	614
	Increase in employee provisions		1	188
			(3,119)	239

	Net cash provided by/(used in) operating activities		(2,655)	39

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Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2007

11.

SHARE BASED PAYMENTS

The Company has two employee share plans in which the key management personnel participate.

Employee Share Plan No.1

Key management personnel (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan.  Under the Employee Share Plan, offered shares are held in escrow for a period of 3 years or until the date the employee ceases employment with the Company.

The terms and conditions of the grants made during the half year ended 31 December 2007 are as follows:

Grant date:

19 November 2007

Number of ordinary shares granted per employee:

3,238

Share price:

30.88 cents

Fair value at grant date:

30.88 cents

Executive Long Term Share Plan

Key management personnel may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

The terms and conditions of the offer made during the half year ended 31 December 2007 are as follows:

Offer date:

31 August 2007

Share price:

22.0 cents

Fair value at offer date:

17.3 cents

Vesting conditions:

3 years subject to TSR ranking at

or above 50th percentile

Expected volatility (expressed as weighted average

 volatility used in the modelling under binomial lattice model)

45%

Risk-free interest rate (based on government bonds)

6.20%

The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2007.

The performance criteria for shares offered in September 2004 with a vesting date of 1 September 2007 were met and therefore 1,200,000 shares were granted on 27 September 2007 in relation to the 2004 offer.

12.

EVENTS AFTER THE BALANCE SHEET DATE

There have been no events subsequent to balance date which would have a material effect on the Group’s financial statements at 31 December 2007.

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Directors’ Declaration	Orbital Corporation Limited

In accordance with a resolution of the directors of Orbital Corporation Limited, I state that:

In the opinion of the directors:

(a)

the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including: -

(i)

giving a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)

complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)

there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board,

WP Day

Chairman

Dated: 19 February 2008

Perth, Western Australia

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To the members of Orbital Corporation Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying financial report of Orbital Corporation Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the half-year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of Orbital Corporation Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.  We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

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Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Orbital Corporation Limited is not in accordance with the Corporations Act 2001, including:

(i)

giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the six months ended on that date; and

(ii)

complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

G Lotter

Partner

Perth

19 February 2008

Endnotes

Liability limited by a scheme approved under

Professional Standards Legislation.

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